Exhibit 99.1

PRF Technologies Advances DeepSolar Predict™ Toward Commercial
Launch as AI Platform Targets Revenue Optimization Across Renewable
Energy Markets

Platform builds on NVIDIA Connect participation and previously announced weather-
domain patent filing to address forecasting accuracy, imbalance exposure, storage optimization and real-time market decision-making

Tel Aviv – May 28, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”), today provided an update on the advancement of DeepSolar Predict™, the Company’s AI-driven renewable energy revenue optimization platform, as PRF continues to prepare the solution for planned commercial launch.

DeepSolar Predict is designed to help renewable energy operators move from production monitoring and standalone forecasting to real-time revenue optimization by combining AI forecasting, storage intelligence and market-driven decision support in a single platform.

DeepSolar Predict is being developed with the goal of helping renewable asset owners, operators, and energy market participants improve production forecasting, optimize energy commitments, reduce imbalance exposure, and support higher-value delivery decisions across solar, wind, and battery energy storage assets.

The platform builds on PRF’s previously announced DeepSolar initiatives, including DeepSolar’s participation in the NVIDIA Connect Program and the Company’s patent application covering proprietary methods for plant-level micro-climate modeling designed to improve solar energy production forecast accuracy in competitive electricity markets.

PRF believes renewable energy markets are entering a new phase in which asset owners can no longer rely solely on generation volume, traditional monitoring or standalone forecasting tools. As renewable penetration increases, operators must continuously manage localized weather variability, production uncertainty, imbalance penalties, curtailment risk, grid constraints, storage utilization and real-time market opportunities.

DeepSolar Predict is designed to address these challenges through a unified AI-driven platform that connects the full renewable asset workflow — from weather intelligence and production forecasting to commitment optimization, storage orchestration, delivery planning and real-time market decision support.

The Company believes this integrated approach differentiates DeepSolar Predict from many existing market solutions that address only isolated parts of the renewable energy value chain. DeepSolar Predict is being developed to help operators convert complex operational and market data into actionable decisions intended to improve asset-level economics.

Key planned capabilities of DeepSolar Predict include:

•	Localized weather intelligence: plant- and asset-level weather modeling designed to improve short-term and intraday renewable production forecasts;

•	Production forecasting: AI-driven forecasting intended to support more accurate day-ahead and intraday energy commitments;

•	Imbalance risk management: tools designed to help operators reduce exposure caused by differences between committed and actual energy delivery;

•	Storage optimization: decision support for battery energy storage systems, including when to store, dispatch or preserve capacity based on market conditions;

•	Portfolio-level optimization: analytics intended to support renewable operators managing multiple assets across different geographies, grid conditions and market structures;

•	Real-time market decision support: market-informed analytics designed to help operators identify higher-value delivery opportunities.

“Renewable energy operators are no longer managing only production — they are managing financial exposure in increasingly dynamic power markets,” said Dr. Ehud Geller, Chairman of PRF Technologies. “We believe DeepSolar Predict represents an important expansion of the DeepSolar platform from asset analytics and forecasting into AI-driven revenue optimization. By combining localized weather behavior, production intelligence, grid dynamics, storage flexibility and market conditions, our goal is to help customers move from reactive operations to proactive, data-driven revenue optimization.”

PRF believes DeepSolar Predict is positioned to support a growing need among renewable asset owners, independent power producers, infrastructure investors and energy market participants seeking to improve forecasting accuracy, protect margins and maximize asset value as renewable portfolios scale globally.

The Company’s DeepSolar platform has already advanced across multiple commercial and strategic initiatives, including solar analytics deployments, technical due diligence services, commercial collaboration agreements and development of proprietary forecasting technologies. PRF believes the planned launch of DeepSolar Predict would represent an important next step in expanding DeepSolar from solar asset analytics into broader AI-driven renewable energy optimization.

About DeepSolar

DeepSolar develops advanced digital asset-management technologies for utility-scale renewable energy assets. Its AI-driven algorithms are designed to transform complex operational data into actionable insights — detecting issues, forecasting production, supporting operational decision-making and helping asset owners improve performance and profitability. DeepSolar is an active participant in the NVIDIA Connect program, supporting continued innovation in AI-powered renewable energy solutions.

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption - particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions including with respect to statements related to the development, planned commercial launch, capabilities and intended benefits of DeepSolar Predict, the Company’s expectations regarding renewable energy market trends and dynamics, and the potential of its AI-driven platform to improve forecasting accuracy, optimize energy commitments, reduce imbalance exposure and support higher-value delivery decisions across renewable energy assets. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller, Chairman
PRF Technologies Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com